SUPPLEMENT No. 3	Filed Pursuant to Rule 424(b)(7)

(To Prospectus Dated May 16, 2007)	File No. 333-143007

$300,000,000

Anixter International Inc.
1% Senior Convertible Notes due 2013

This supplement no. 3 supplements our prospectus dated May 16, 2007 relating to the resale from time to time by certain selling securityholders of up to $300,000,000 principal amount of notes and the shares of common stock issuable upon conversion of the notes. You should read this supplement no. 3 in conjunction with the prospectus. This supplement no. 3 is qualified by reference to the prospectus, except to the extent that the information in this supplement no. 3 supersedes that information.

The information appearing under the heading “Selling Securityholders” in the prospectus is hereby amended by the addition or substitution, as applicable, of the following:

		Number of Shares
	Principal Amount of	of Common Stock
	Notes Beneficially	Beneficially
Name	Owned and Offered	Owned(1)	Offered(2)

Benchmark Select Managers Fund (5)	90,000	1,417	1,417
Capital Ventures International (4)(6)	5,000,000	78,765	78,765
Cowen and Company LLC (3)	500,000	7,876	7,876
Fore ERISA Fund Ltd. (7)	337,000	5,308	5,308
LibertyView Convertible Arbitrage Fund, LP (4)(5)	600,000	9,451	9,451
LibertyView Funds, LP (4)(5)	1,500,000	23,629	23,629
LibertyView Socially Responsible Fund, LP (4)(5)	150,000	2,362	2,362
Putnam Convertible Income-Growth Trust (4)	6,800,000	107,120	107,120
Trust D for a Portion of the Assets of the Kodak Retirement Income Plan (5)	660,000	10,396	10,396

(1)	Assumes for each $1,000 in principal amount of notes a maximum of 15.753 shares of common stock could be issued upon conversion. However, this conversion rate will be subject to adjustment as described under “Description of the Notes — Conversion Rights.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	Represents the maximum number of shares of our common stock issuable upon conversion of all of the holder’s notes, based on the initial conversion rate of 15.753 shares of our common stock per $1,000 principal amount of the notes. However, this conversion rate will be subject to adjustment as described under “Description of the Notes — Conversion Rights.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(3)	The selling securityholder is a broker-dealer.

(4)	The selling securityholder is an affiliate of a broker-dealer.

(5)	LibertyView Convertible Arbitrage Fund, LP, LibertyView Funds, LP, LibertyView Socially Responsible Fund, LP, Benchmark Select Managers Fund and Trust D for a Portion of the Assets of the Kodak Retirement Income Plan have a common investment advisor, Neuberger Berman, LLC, that has voting and dispositive power over the shares held by them, which is exercised by Richard A. Meckler. Since they have hired a common investment advisor, these entities are likely to vote together. Additionally, there may be common investors within the different accounts managed by the same investment advisor. The General Partner of LibertyView Convertible Arbitrage Fund, LP, LibertyView Funds, LP, and LibertyView Socially Responsible Fund, LP is Neuberger Berman Asset Management, LLC, which is affiliated with Neuberger Berman, LLC, a registered broker-dealer. The securities were purchased for investment in the ordinary course of business and at the time of purchase, there were no agreements or understandings, directly or indirectly, with any person to distribute the securities. Benchmark Select Managers Fund and Trust D for a Portion of the Assets of the Kodak Retirement Income Plan are not in any way affiliated with a broker-dealer.

(6)	This securityholder has advised us that voting power and investment control with respect to the notes and common stock held by this securityholder are exercised by Michael Ferry. This securityholder has advised us that it may sell the securities in long or short sales, in crosses and block transactions, through the writing of options or by any other legally available means. In connection with the sales of the securities, or otherwise, the securityholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the securities in the course of hedging positions they assume. The securityholder may also sell the securities short and deliver the securities to close out short positions, or loan or pledge the securities to broker-dealers that in turn may sell such securities.

(7)	This securityholder has advised us that voting power and investment control with respect to the notes and common stock held by this securityholder are exercised by Matthew Li, in his capacity as the CEO of Fore Research & Management, LP, which manages the selling securityholder.

Based upon information provided by the selling securityholders, none of the selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years. Except as noted above, none of the selling securityholders listed above will own 1% or more of our outstanding common stock after this offering.

Selling securityholders who are registered broker-dealers or affiliates of registered broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act. To our knowledge, no selling securityholder who is a registered broker-dealer or an affiliate of a registered broker-dealer received any securities as underwriting compensation.

Information concerning the selling securityholders may change from time to time and any changed information will be set forth in additional supplements to the prospectus if and when necessary. In addition, the conversion rate and, therefore, the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances.

See “RISK FACTORS” beginning on page 5 of the prospectus for information you should consider before buying any securities hereunder.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this supplement or the prospectus. Any representation to the contrary is a criminal offense.

The date of this supplement is December 19, 2007.